================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            FOR THE TRANSITION PERIOD FROM __________ TO __________.

                         COMMISSION FILE NUMBER 0-20083

                               -------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SPACELABS MEDICAL, INC.
                             15220 N.E. 40TH STREET
                                 P.O. BOX 97013
                         REDMOND, WASHINGTON 98073-9713

================================================================================

                             SPACELABS MEDICAL, INC.
                              INCENTIVE SAVINGS AND
                              STOCK OWNERSHIP PLAN

                        Financial Statements and Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN


                                TABLE OF CONTENTS


                                                                                             PAGE
Independent Auditors' Report                                                                   1

Statements of Net Assets Available for Benefits, December 31, 2000 and 1999                    2

Statements of Changes in Net Assets Available for Benefits, Years ended
     December 31, 2000 and 1999                                                                3

Notes to Financial Statements, December 31, 2000 and 1999                                      4

SCHEDULE 1

Schedule H, line 4i, - Schedule of Assets (Held at End of Year), December 31, 2000            10

                          INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Spacelabs Medical, Inc.
Incentive Savings and Stock Ownership Plan:


We have audited the accompanying statements of net assets available for benefits of Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan (Plan) as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP


Seattle, Washington
June 14, 2001

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999


                                                              2000                 1999
                                                           -----------          -----------
Investments, at fair value
    Mutual funds                                           $25,750,290          $27,637,257
    Company common stock fund                                3,753,612            4,798,663
                                                           -----------          -----------

                Total investments                           29,503,902           32,435,920

Receivables:
    Employees' contributions                                   223,491              274,742
    Employer's contributions                                    65,786               82,411
                                                           -----------          -----------

                Net assets available for benefits          $29,793,179          $32,793,073
                                                           ===========          ===========


                 See accompanying notes to financial statements.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 2000 and 1999


                                                                              2000                   1999
                                                                          ------------           ------------
Investment income:
    Interest and dividends                                                $  1,918,661           $  1,730,255
    Net appreciation (depreciation) in fair value of investments            (4,184,187)             1,639,264
                                                                          ------------           ------------

                Net investment income (loss)                                (2,265,526)             3,369,519

Contributions:
    Employees                                                                2,774,877              3,510,989
    Employer                                                                   761,926                931,899
                                                                          ------------           ------------

                Total contributions                                          3,536,803              4,442,888
                                                                          ------------           ------------

                Total additions                                              1,271,277              7,812,407

Benefits paid to participants                                               (4,271,171)            (2,653,273)
                                                                          ------------           ------------

                Increase in net assets available for benefits                2,999,894              5,159,134

Net assets available for benefits at beginning of year                      32,793,073             27,633,939
                                                                          ------------           ------------

Net assets available for benefits at end of year                          $ 29,793,179           $ 32,793,073
                                                                          ============           ============


                 See accompanying notes to financial statements.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 2000 and 1999


(1)     PLAN DESCRIPTION

        The following description of the Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan (Plan) provides only general information and does not serve as the basis for any rights or benefits under the Plan. Participants should refer to the Plan document for a more complete description of the Plan and benefit information.


        (a)     GENERAL

                The Plan is a defined contribution plan covering the majority of the U.S. resident employees of Spacelabs Medical, Inc. (Sponsor or Company) who have completed a sixty-day service period. Participants who are full-time employees and who have completed one year of service or part-time employees who have completed twelve consecutive months of service and have been credited with at least 1,000 hours are eligible for employer matching and discretionary contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


        (b)     ADMINISTRATION

                The plan administrator is the Sponsor, which appointed a Benefits Committee to administer the Plan. The Plan's assets are held in trust by Fidelity Management Trust Company (Trustee). Administrative expenses of the Plan are paid by the Sponsor.


        (c)     CONTRIBUTIONS

                Participants may elect to contribute up to 16% of compensation, as defined, to the Plan subject to a pretax limit of $10,500 in 2000 and $10,000 in 1999. Contributions and earnings are credited to separate accounts maintained for each participant. Employer matching contributions are made by the Sponsor at 50% of before- or after-tax employee contributions up to 6% of earnings. For purposes of the Plan financial statements "employer's contributions" consist of the employer matching contributions and "employees' contributions" consist of before- and after-tax contributions and rollover contributions.

                All employer matching contributions are made directly in the Company's common stock and invested in the Common Stock Fund for the benefit of the participants unless the participants are 55 years of age or older, at which time participants may elect to have employer matching contributions allocated in the same manner as their contributions. Employer stock contributions were valued at $734,168 and $849,215 in 2000 and 1999, respectively.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 2000 and 1999


        (d)     INVESTMENT OPTIONS

                The Plan offers the following investment options: The Fidelity Managed Income Portfolio Fund, the Fidelity U.S. Bond Index Fund, the Fidelity Puritan Fund, the Fidelity Dividend Growth Fund, the Fidelity Fund, the Spartan U.S. Equity Index Fund, the Fidelity Blue Chip Growth Fund, the Fidelity Aggressive Growth Fund, the Alger Retirement Fund Small Cap Retirement Portfolio, the Fidelity Diversified International Fund, and the Company Stock Fund.


        (e)     PARTICIPANT ACCOUNTS

                Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions, and an allocation of Plan earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the vested balance of the participant's account.

                The current value of each participant's account is determined based on the carrying values of the funds and is computed daily.


        (f)     PAYMENT OF BENEFITS

                Participants are eligible to receive distributions, to the extent vested, upon retirement, upon becoming disabled, upon termination of employment, or upon request for withdrawal prior to termination subject to certain restrictions. A participant's beneficiary is eligible to receive a distribution of the balance of the participant's account upon the death of the participant.

                Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.


        (g)     VESTING AND FORFEITURES

                Participants are fully vested at all times in their contributions and earnings thereon. Participants vest in employer matching contributions and earnings thereon as follows:

                                                                 PERCENT
                          PERIOD OF SERVICE                      VESTED
                          -----------------                      ------
                          Less than one year                         0%
                          One year                                  20
                          Two years                                 40
                          Three years                               60
                          Four years                                80
                          Five years or more                       100

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 2000 and 1999


                Participants become immediately vested in employer matching contributions upon termination of employment due to retirement, death or total and permanent disability.

                At December 31, 2000 and 1999 forfeited non-vested accounts totaled $61,968 and $21,704, respectively. These accounts will be used to reduce future employer contributions. Also, in 1999, employer contributions were reduced by $12,323 from forfeited nonvested accounts.


        (h)     TERMINATION

                Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested.


(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


        (a)     BASIS OF PRESENTATION

                The accompanying financial statements have been prepared on the accrual basis of accounting.


        (b)     VALUATION OF INVESTMENTS

                Investments of the Plan are stated at fair value as determined by closing market prices for the securities. Purchases and sales are recorded on a trade-date basis.

                Net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.


        (c)     BENEFITS

                Benefits are recorded when paid.


        (d)     USE OF ESTIMATES

                The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 2000 and 1999


(3)     TAX STATUS

        The Internal Revenue Service has determined and informed the Company by a letter dated August 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
        (IRC). The Plan has been amended since receiving the determination letter. However, the Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(4)     RECONCILIATION TO FORM 5500

        Net assets reported in accordance with IRS Form 5500 differ from the financial statements in that the Form 5500 includes a liability attributable to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date of $228,390 and $420,258 at December 31, 2000 and 1999, respectively. Changes in net assets in the Form 5500 differ from the financial statements by an amount equal to the change in the liability for such withdrawing participants from the beginning of the year to the end. Such difference was a decrease in the liability of $191,868 in 2000.


(5)     RELATED PARTY TRANSACTIONS

        Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, Plan transactions involving these mutual funds qualify as party-in-interest transactions.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 2000 and 1999


(6)     INVESTMENTS

        The following table presents investment information at December 31:

                                                                    2000                                 1999
                                                         ---------------------------          ----------------------------
                                                          NUMBER OF         FAIR              NUMBER OF            FAIR
                                                           SHARES           VALUE              SHARES             VALUE
                                                         -----------------------------------------------------------------
Mutual funds:
    Alger Retirement Fund Small Cap Retirement
      Portfolio                                           151,632        $ 3,153,954            162,320        $ 4,621,249
    Fidelity Aggressive Growth Fund                        50,123          1,812,941             20,609          1,228,931
    Fidelity Blue Chip Growth Fund                         29,265          1,508,011             11,684            702,340
    Fidelity Diversified International Fund               133,650          2,932,272            138,783          3,555,626
    Fidelity Dividend Growth Fund                         292,425          8,761,053            346,212         10,036,699
    Fidelity Fund                                          13,753            450,564              7,507            319,889
    Fidelity Managed Income Portfolio Fund              5,368,772          5,368,772          5,500,047          5,500,047
    Fidelity Puritan Fund                                  60,172          1,133,045             61,803          1,176,116
    Fidelity U.S. Bond Index Fund                          14,041            148,699             11,265            114,789
    Spartan U.S. Equity Index Fund                         10,275            480,979              7,325            381,571
                                                                         -----------                           -----------
              Total mutual funds                                          25,750,290                            27,637,257
                                                                         -----------                           -----------

Common stock fund:
    Spacelabs Medical, Inc.                               288,739          3,753,612            258,507          4,798,663
                                                                         -----------                           -----------

              Total investments                                          $29,503,902                           $32,435,920
                                                                         ===========                           ===========


        During the years ended December 31, 2000 and 1999, the Plan's investments appreciated (depreciated) in value as follows:

                                         2000                1999
                                     -----------         -----------
            Mutual funds             $(2,808,351)        $ 2,393,778
            Common stock fund         (1,375,836)           (754,514)
                                     -----------         -----------

                                     $(4,184,187)        $ 1,639,264
                                     ===========         ===========

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 2000 and 1999


(7)     NONPARTICIPANT-DIRECTED INVESTMENTS

        Substantially all of the Company Stock Fund is nonparticipant-directed, representing employer matching contributions. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund for participant and nonparticipant contributions is as follows:

                                                 2000              1999
                                              ----------        ----------
            Net assets:
              Contributions receivable        $   65,786        $   83,804
              Common stock                     3,753,612         4,798,663
                                              ----------        ----------
                                              $3,819,398        $4,882,467
                                              ==========        ==========


                                                                      YEAR ENDED              YEAR ENDED
                                                                   DECEMBER 31, 2000       DECEMBER 31, 1999
                                                                   -----------------       -----------------
            Changes in net assets:
              Contributions                                           $   774,417             $   992,261
              Interest and dividends                                           --                  10,636
              Net depreciation                                         (1,375,836)               (810,912)
              Benefits paid to participants                              (401,008)               (322,733)
              Net transfers from (to) participant-directed
               accounts                                                   (60,642)                 80,876
                                                                      -----------             -----------
                                                                      $(1,063,069)            $   (49,872)
                                                                      ===========             ===========

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                                   Schedule 1

         Schedule H, line 4i, - Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                                       DESCRIPTION OF INVESTMENT,
                                                      INCLUDING MATURITY DATE, RATE
         IDENTITY OF ISSUER, BORROWER,                OF INTEREST, COLLATERAL, PAR OR                           CURRENT
           LESSOR, OR SIMILAR PARTY                           MATURITY VALUE                  SHARES             VALUE
     --------------------------------------  ----------------------------------------       ----------         -----------
     Mutual funds:
       Alger Retirement Fund Small Cap
          Retirement Portfolio               Small Capitalization Equity Fund                  151,632         $ 3,153,954
       Fidelity Aggressive Growth Fund       Equity Growth Fund                                 50,123           1,812,941
       Fidelity Blue Chip Growth Fund        Large Capitalization Equity Fund                   29,265           1,508,011
       Fidelity Diversified International
         Fund                                Foreign Equity Fund                               133,650           2,932,272
       Fidelity Dividend Growth Fund         Diversified Equity Fund                           292,425           8,761,053
       Fidelity Fund                         Stock and Bond Fund                                13,753             450,564
       Fidelity Managed Income Portfolio
         Fund                                Money Market Fund                               5,368,772           5,368,772
       Fidelity Puritan Fund                 Diversified Equity Fund                            60,172           1,133,045
       Fidelity U.S. Bond Index Fund         Lehman Brothers Aggregate Bond Index Fund          14,041             148,699
       Spartan U.S. Equity Index Fund        Standard & Poor 500 Index Fund                     10,275             480,979

     Common stock fund:
*      Spacelabs Medical, Inc.               Common stock, cost of $5,000,790                  288,739           3,753,612


        Spacelabs Medical, Inc., the Plan Sponsor, is a party-in-interest as defined by section 3(14) of ERISA.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             Spacelabs Medical, Inc.
                                             Incentive Savings and
                                             Stock Ownership Plan



Date:  June 26, 2001                         By:    /s/ James A. Richman
                                                    ----------------------------
                                                    James A. Richman
                                                    Vice President and
                                                    Corporate Controller

                                INDEX TO EXHIBITS



Exhibit No.          Description                        Page
-----------          -----------                        ----
23.1                 Consent of KPMG